

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Edward Zimmerman III
President and Chief Executive Officer
American Riding Tours, Inc.
848 N. Rainbow Blvd., #136
Las Vegas, NV 89107

>   **Re: American Riding Tours, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 31, 2013**
>   **File No. 333-191272**

Dear Mr. Zimmerman:

We have reviewed your responses to the comments in our letter dated October 17, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 2 and were not persuaded that you are not a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have no assets excluding prepaid legal expenses, no revenues to date and appear to have no or nominal operations. Please revise the prospectus throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company's shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 9 accordingly.

Prospectus Cover Page

2. We note your response to our prior comment 5 and reissue. Please refer to the fourth paragraph. We note your disclosure that "the offering will close on [date], 2013." Please revise to clarify the duration of the company's offering. Refer to Item 501(b)(8)(iii) of Regulation S-K regarding the inclusion of a date for when a best efforts offering will end. Additionally, we note that this is not the type of information that may be omitted pursuant to Rule 430A of the Securities Act of 1933. Please fill in these blanks with your next amendment. To the extent the duration of your offering needs to be revised, such revisions can be made in subsequent amendments.

Prospectus Summary, page 3

Our Company, page 4

3. We note your response to our prior comment 8 and reissue in part. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the Description of Business section on page 35 to provide a detailed summary of your business and current operations. To the extent that you discuss future business plans here, such as your intentions to provide motorcycle tours, obtain office space, hire appropriate staff, commence a marketing campaign, build a website, etc., the discussion should be balanced with a brief discussion on the time frame for implementing these future plans, the steps involved, the associated costs and any obstacles involved before you can commence the planned operations. This includes the need for financing. If financing may not be available, please clarify that.

4. Please also clearly indicate, as you have under "Plan of Operations," that the company, without any additional funding, does not have sufficient cash to finance its operations for a period of twelve months.

Risk Factors, page 9

5. We note your response to our prior comment 17 and reissue. We note that a large number of risk factors appear overly generic and could apply to any business. We also note that certain risk factors continue to include references which do not appear applicable to your business. For example and without limitation, refer to:

   • the first risk factor on page 9 and the references to "early stages of research" and "acquisition strategies;" and
   • the last risk factor on page 11 and the references to "larger event planning agencies," "the selection of events [you] could bid on" and "profitable events."

   These references do not appear applicable to your business and plan of operations. Please revise your risk factors so that they are narrowly tailored towards your business. Please note that we may have additional comments upon revision of this entire section.

6. Please revise to include a risk factor discussing the related-party loan with Mr. Zimmerman to include any risks related to your ability to repay this loan and any risks due to the loan being payable on demand.

We may not be able to attain profitability without additional funding, page 10

7. We note your response to our prior comment 20 and reissue in part. We note your zero cash balance, your current liabilities of $2,000, your anticipated burn rate, pre and post offering, of $800 per month, your disclosure that you require an additional $100,000 for working capital and that you will need capital to cover the costs of being a public company of $10,000 this year and $12,000 per year going forward. We also note that the amounts disclosed in this risk factor do not appear to factor in the above expenses. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your plan of operations. Please also revise the Prospectus Summary section on page 4 and Cash Requirements section on page 44 to disclose such additional financing requirements.

Future sales of shares by existing controlling stockholders, page 17

8. We note your response to our prior comment 21 and reissue. Given your status as a shell company, please revise to discuss any limitations imposed by Rule 144(i) of Securities Act of 1933.

Shares Eligible for Future Sale, page 33

Special Provisions for "Shell Companies," page 33

9. We note your response to our prior comment 27 and reissue. Please revise to clarify that you are a shell company.

Description of Business, page 35

Company Overview, page 35

10. We note your response to our prior comment 28 and reissue in part. Please revise this section to provide a clear picture of your business and current operations. We note that the disclosure in this section appears anticipatory in nature. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. To the extent you discuss your future plans for operations throughout this section, such as your intentions to provide motorcycle tours, obtain office space, hire appropriate staff, commence a marketing campaign, build a website, etc., the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

11. We note your response to our prior comment 30 and reissue. Please refer to the fifth paragraph. We note that the net loss amount disclosed in this paragraph does not align with your interim financial statements. In this regard, we note your interim financial statements disclose a net loss of $5,000 and a net loss applicable to common stockholders of $15,000 for the period from February 27, 2013 to September 30, 2013. Please reconcile or advise.

12. Please refer to the sixth paragraph. We note your disclosure that "[m]anagement believes [you] have sufficient funds to pay for legal and accounting expenses to maintain [your] status as full reporting company for the next twelve (12) months." Please reconcile this disclosure with your disclosure in the Plan of Operations section on page 42 that "[m]angement believes, without any additional funding or revenues, the [c]ompany does not have sufficient cash to finance its operations for a period of twelve months, which estimate includes the additional expenses the [c]ompany will incur upon becoming a reporting company."

Tours to be Offered by the Company, page 36

13. We note your response to our prior comment 29 and reissue in part. Please revise to discuss in greater detail your intended motorcycle tours to include tour logistics, equipment, duration, pricing, expenses, etc. The description as currently drafted is overly generic. Please include enough information so that investors can clearly understand the nature and scope of your anticipated tours and how you intend to generate revenue. We offer some additional guidance in the comments below. Please note that we may have additional comments upon revision of this section.

14. We note that you intend to offer single day and multiday tours and that customers will be expect to provide their own equipment. Where will tours start and stop from? How long will these tours be? Will you be picking up customers from their area hotels or will customers be required to coordinate all equipment rentals and returns on their own? Please revise to discuss in greater detail the logistics of your anticipated tours. Balance the disclosure as well to indicate that there is no guarantee that you will able to implement these anticipated tours.

15. We note that you do not own any assets. How will your employees provide these tours? To the extent that you intend to use rental equipment, please revise to clarify that fact and discuss any associated costs.

16. We note that you intend to price your single day tours between $200 and $400 and multiday tours at $300 per day. Please revise to discuss in greater detail what services or products will be provided in connection with each tour. For example, we note that you plan to provide maps and detailed information on the areas being visited. Will you be providing any meals or refreshments? Who covers the cost of gas? With respect to your multiday tours, who covers the cost of hotels?

17. With respect to your anticipated tours, please revise to discuss in greater detail the expenses that you expect to incur so that investors can clearly understand your anticipated pricing in comparison to your anticipated expenses.

Marketing Strategy, page 37

18. We note your response to our prior comment 33 and reissue. We note that you intend to pursue a multi-pronged marketing strategy including direct marketing, marketing through the internet, magazines, industry publications, newspapers and other print media, marketing at trade shows and other industry specific events, marketing through joint venture partnerships and through your website. Please revise this section, the Web Site and Internet Presence, Social Media and Business Networks, Direct Sales and Media Exposure sections to discuss in greater detail the time frame for implementing these future plans and the associated costs. In this regard, we note that you have only discussed costs with respect to the development of your website and social media presence and have not discussed the specific time frame for implementing these future plans with respect to any of your marketing strategies. Please revise as applicable.

Need for Government Approval, page 39

19. Please advise, with a view towards revised disclosure, whether you have applied for this business license. Please also revise to quantify the costs associated with applying for and maintaining this business license.

Management's Discussion and Analysis, page 41

Plan of Operation, page 42

20. We note your response to our prior comment 35 and reissue. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. In this regard, we note that the Description of Business section on page 35 contemplates planned activities beyond those set forth in this plan of operations. For example, we note that you plan to offer various motorcycle tours, rent additional office space, hire and train additional employees, build a website and commence a marketing campaign. Please revise this section to discuss the timelines and associated costs of each

planned activity. Additionally, we expect you to clearly detail all costs and tie those costs to your disclosed additional capital requirement of $100,000. We also expect detailed timelines with respect to each step in your business plan. Please revise accordingly.

21. We note your disclosure in the second paragraph that if the offering falls short and management does not contribute additional funds that you will have to cease operations. Please reconcile such disclosure with your disclosure in the third paragraph that "[i]f [you] experience losses in [your] first year of business operations, [you] do not believe such losses would prevent [you] from continuing [your] operations for [your] first year, based on [your] current cash reserves and prepaid legal expenses." Additionally, we note that you do not have any cash reserves.

Results of Operations, page 44

From February 27, 2013 (Inception) through September 30, 2013, page 44

22. Please refer to the last two sentences of the first paragraph. We note that you have incurred general and administrative fees of $5,000. Please revise the last sentence to accurately detail such fees. In this regard, we note that you have only detailed $3,000 of such fees. Please revise as applicable.

Legal Matters, page 56

23. We note your response to our prior comment 39 and reissue. We note that counsel's opinion opines on both your common and preferred stock being offered hereby. Please revise this section accordingly.

Exhibit 5.1

24. We note your response to our prior comment 40 and reissue. Please have counsel revise the opinion, and specifically the first paragraph, to clarify the dual nature of the offering. In this regard, we note that the first paragraph should be revised to more clearly distinguish between shares being offered by the company and the shares being offered by the selling securityholder.

25. We note your response to our prior comment 41 and reissue. Please have counsel revise the second numbered opinion to opine that (i) the 300,000 shares of common stock being offered by the company will be legally issued, fully paid and non-assessable, (ii) the 200,000 shares of Series A Convertible Preferred Stock being offered by the selling securityholder are legally issued, fully paid and non-assessable and (iii) the 20,000,000 shares of common stock being offered by the selling securityholder upon conversion of the Series A Convertible Preferred Stock in accordance with the company's Articles of Incorporation will be legally issued, fully paid and non-assessable.

You may contact Theresa Messinese at (202) 551-3307 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Thomas C. Cook, Esq.